DynaResource, Inc.

222 W. Las Colinas Blvd., Suite 744 East Tower

Irving, Texas 75039

June 25, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	DynaResource, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 14, 2012
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed May 23, 2012
File No. 000-30371

Ladies and Gentlemen:

We received your letter dated May 29, 2012 with comments to the Preliminary Proxy Statement of DynaResource, Inc. We have restated your comments below and responded in numerical order corresponding with your comments.

  Please revise to provide the disclosure required by Item of Schedule 14A, including the information required by Item 202 of Regulation S-K.

Response: Please see the discussion under the heading “PROPOSAL ONE: APPROVAL OF AN AMENDMENT TO OUR CERTIFICATE OF INCORPORATION TO increase the number of authorized shares of our preferred stock from 10,000 to 20,001,000, of which 1,000 shares shall be designated as Series A Preferred Stock” starting on numerical page 6 of Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A (the “Amendment”), filed today with the Commission via EDGAR. The discussion under this heading is responsive to the disclosure requirements of Item 11 of Schedule 14A.

  Please revise to provide the disclosure required by Item 21(a) of Schedule 14A related to the vote required for approval or election.

Response: The Amendment contains a question and answer section. The discussion following the question “What vote is required for each item?” starting on numerical page 3 of the Amendment is responsive to the disclosure requirements of Item 21(a) of Schedule 14A.

  With a view to clarifying disclosure in your revised filing, please clarify for us the location of your articles of incorporation. Your Form 10-K for the year ended December 31, 2011 filed on April 2, 2012 does not include a complete exhibit list. It is unclear if your articles of incorporation have been revised or filed since 2007.

Response: We will be filing tomorrow with the Commission via EDGAR, a Current Report on Form 8-K containing as exhibits, the certificate of incorporation and all amendments thereto through the date of the filing. The certificate of incorporation has been revised since 2007 and the exhibit listing in the Form 8-K will make reference to the filing date for the certificate of incorporation and each amendment thereto.

  Please revise to clarify the statement on page 14 that there are no related party transactions. We note, in this regard, the information contained on pages 28 and 55 of your December 31, 2011 10-K, which discusses related party transactions.

Response: The Amendment contains appropriate related party transactions disclosure, starting on numerical page 20 of the Amendment, under the heading “Certain Relationships and Related Transactions.”

DynaResource, Inc. (the “Company”) acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing (the Amendment);

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,

/s/ K.W. (“K.D.”) Diepholz
Chairman & CEO

cc: Ron Alper, Esq.